

February 28, 2012

Via E-mail
Enrique Cueto Plaza
Chief Executive Officer
LAN Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

>   **Re: LAN Airlines S.A.**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed February 9, 2012**
>   **File No. 333-177984**

Dear Mr. Cueto:

We have reviewed your responses to the comments in our letter dated December 12, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 2. The disclosure about the three-month put right for remaining TAM shareholders that currently appears on page 186 should be moved further forward in the prospectus to highlight for shareholders, including in the Question and Answer section beginning on page 1.

2. We note your response to our prior comment 6. From your response, it appears you are registering two transactions, the first being the exchange offer of Holdco II shares for TAM shares and the second being the Holdco II merger into LAN. Please confirm our understanding is correct. We also note the disclosure that immediately before settlement of the exchange offer, the merger occurs. Please explain to us if the TAM shareholders ever receive the Holdco II shares.

3. In this regard, please advise why the Exhibit 5.1 opinion does not also appear to include an opinion of counsel regarding the legality of the Holdco II shares being offered. Please revise or advise.

4. We also note in your response to our prior comment 6 the explanation regarding the number of LAN common shares being registered. We further note your disclosure that Sister Holdco is merging into LAN at the same time as Holdco II is merging into LAN and that each Sister Holdco shares will also convert into .90 LAN shares. It is our understanding from your response to our prior comment 6 that the converted Sister Holdco shares into LAN shares are not part of the registered offering. The Exhibit 5.1 opinion, however, appears to cover the LAN shares that both the Holdco II shares and the Sister Holdco shares covert into, as Section C.2. of the opinion refers to 142,555,882 LAN Merger Shares. Please revise your opinion or advise.

5. Refer to comment 11 from our initial comment letter and your response. We continue to have concerns about unequal treatment of target shareholders. Your response does not address the disparity in treatment between those US holders who may hold TAM shares in direct form versus those who hold in ADR form. All of the potential negative consequences you describe as applying to QIBs who hold in direct share form if they are forced to tender to the US exchange agent would appear to apply equally to non-QIB non-Brazilian holders.

6. We note your response to comment 12 in our prior comment letter and the revisions to the prospectus in response to that comment. We also note your statement that the mechanics for tendering TAM shares in the offer have not been finalized. Once you finalize those arrangements and amend the prospectus to describe, we may have further comments.

7. Refer to comment 15 in our prior letter and your response. We disagree that disclosure about the impact of a waiver of either the delisting or the squeeze-out condition would not be meaningful. Revise where appropriate to discuss the impact on shareholders. While we understand that the impact will depend on the level of offer acceptance, if there are levels at which your ability to integrate the two companies will be affected, this should be fully discussed.

Registration Statement Cover Page

Fee Table

8. Please revise subparagraph (b) of footnote (1) to the fee table by replacing the words "pursuant to the exemption provided by Section 4(2)" with the words "in transactions not required to be registered."

Operating and Financial Review and Prospects, page 62

Liquidity and Capital Resources, page 66

Sources and Uses, page 67

9. Please discuss the significant factors and underlying reasons for the decrease in net cash flows from operating activities of $205.3 million, or 35.3%, between the nine months ended September 30, 2011 and 2010 as shown in the consolidated statements of cash flows. In so doing, discuss the prospects of a continuation of a decrease in operating cash flows and underlying factors contributing to the decrease.

Financial Obligations and Commitments, page 67

10. You state in the first paragraph that LAN has practically no short-term debt. We note that you disclose that LAN has bank loans of nearly $526 million outstanding at September 30, 2011, which is nearly 25% of total current liabilities. Please clarify your statement or advise.

Selected Financial Data of TAM, page 69

Nine months ended September 30, 2011, page 72

11. In either an added "overview" section, or individually in sequence of occurrence, please discuss the principal reasons for the (i) decrease in "operating profit before movements in fair value of fuel derivatives" and "operating profit" and (ii) "(loss) before income tax and social contribution" for 2011 when compared to 2010 despite an increase in revenue in 2011.

Liquidity and Capital Resources, page 77

Cash flow from operating activities, page 78

12. Please expand your disclosure to include a comparative discussion of your cash flows from operating activities between the periods presented, in particular, the reason for the significant decrease of approximately R$320 million, or nearly 78%, between the nine months ended September 30, 2011 and 2010. Quantify each factor indicated as the reason for the variance in cash flows between those comparative periods. Note that references to results of operations, which is prepared on the accrual basis of accounting, noncash items and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Your discussion should address the drivers underlying each factor cited in

terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 85

Note 2: Pro Forma Adjustments, page 86

t) Earnings per share, page 89

13. Please show the amounts used and computation in deriving the weighted average number of shares outstanding for each period to increase the transparency of the determination of these amounts.

Background of the Exchange Offers and Mergers, page 102

14. We note your response to comment 41 in our prior comment letter. However, your revised disclosure (on page 103 of the prospectus) states that: "On July 26, 2010, representatives of Bain and McKinsey delivered to LAN and TAM a document outlining their assessment of the strategic views of each company, the most appropriate governance model for the combined group, how each line of business should be developed, the commonalities of the strategic views of the two companies and the main differences on how to develop a joint strategy going forward." This appears to constitute a "report" within the meaning of Item 1015 of Regulation M-A and also appears to be materially related to the transaction and referenced in the prospectus. Therefore, we reissue comment 41 in our original comment letter.

15. We note your response to prior comment 42. Please provide supplementally any written materials provided by UBS and materially related to this transaction.

16. We note your response to prior comment 43 with respect to why you replaced UBS as a financial advisor. Explain in the revised disclosure how, given the deficiencies which caused you to replace UBS, you determined to proceed with an exchange ratio initially "done" through UBS and BTG Pactual.

Financial Forecasts, page 112

17. We note that you have only disclosed selected prospective financial information prepared by the management of LAN and TAM, respectively. Please advise why all financial projections were not disclosed.

Opinions of LAN's Financial Advisor, page 116

18. We note your response to our prior comment 52 and reissue in part. We note your disclosure in the second and third to last paragraphs of this section of the aggregate amount of fees paid to J.P. Morgan Securities and its affiliates relating to any material relationship that existed during the two years preceding the dates of the Initial JPM Opinion and the Supplemental JPM Opinion, respectively, between LAN and TAM, respectively, and J.P. Morgan Securities and its affiliates. Please revise to clarify the amount of the aggregate fees paid by each of LAN and TAM.

Opinions of TAM's Financial Advisor, page 129

19. We note your response to our prior comment 60 and reissue in part. We note that you have disclosed the aggregate amount of fees paid to the BTG Group relating to any material relationship that existed during the two years preceding the date of the Initial BTG Opinion. Please revise to also disclose the aggregate amount of fees paid to the BTG Group relating to any material relationship that existed during the two years preceding the date of the Updated BTG Opinion.

BTG Projections, page 135

20. Please revise to include a brief discussion of the underlying assumptions and limitations of this set of projections.

Interests of Certain Persons, page 228

21. We note your response to our prior comment 69 and reissue in part. It is unclear to us who will serve as directors of LATAM. Please revise or advise. Please also refer to Rule 438 regarding naming prospective directors, if applicable.

The Transaction Agreements, page 198

Current Ownership of LAN, page 199

22. We note your disclosure in the first paragraph that all outstanding LAN common shares were subscribed and fully paid. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Annex C – Appraisal Report

23. Please revise to ensure that any included charts and associated footnotes are large enough to be legible.

Exhibit 5.1

24. Refer to the second paragraph under Section B. Please have counsel remove the second sentence indicating that counsel made no independent investigation on the laws of the State of New York.

25. Please have counsel remove assumption (f), found in the third paragraph under Section B.

26. Please also have counsel remove the knowledge qualifier from the first sentence of Section C.5.

27. Please have counsel remove Section D.3, which appears to limit who may rely on the opinion. You may limit reliance as to subject matter – legality – but not as to who can rely upon it or when.

28. Please have counsel revise to clearly consent to the reproduction of the opinion as an exhibit to the registration statement and to being named in the registration statement.

29. Please file a signed legal opinion prior to effectiveness.

Exhibit 8.1

30. Please file a signed tax opinion prior to effectiveness. Similarly revise Exhibits 8.2 and 8.3.

Exhibit 8.3

31. We note that the discussion of the material Chilean tax consequences in the Chilean Tax Consequences section on page 175 appears broader than the material Chilean tax consequences discussed in Exhibit 8.3. Please advise.

32. Please have counsel revise the last paragraph to clearly consent to the prospectus discussion of the tax opinion in the Chilean Tax Consequences section on page 175, the reproduction of the opinion as an exhibit to the registration statement and to being named in the registration statement.

Exhibit 99.5

33. We note that the included consent is limited to BTG Pactual's opinion dated November 16, 2011. We also note the consent provided in Exhibit 99.1 relates solely to BTG Pactual's opinion dated August 13, 2010, was dated prior to the initial Form F-4 filing, and did not cover any subsequent amendments. Please remove any language which limits consent applicability to subsequent amendments or, alternatively, file new consents with each amendment.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Duncan McCurrach, Esq.